# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evolv Technologies Holdings, Inc., CIK 0001805385
CUSIP: 30049H102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 500 Totten Pond Road, 4th Floor, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 08/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-21-095820
Filed by CIK 0001664972
Persons authorized to receive notices and communications: Ryan Ward, 270 University Avenue, Palo Alto, California (CA), 94301, (415) 840-7337

## Reporting persons
- Data Collective IV, L.P. (CIK 0001664972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 8,096,335; shared voting power 8,096,335; sole dispositive power 8,096,335; shared dispositive power 8,096,335; aggregate amount beneficially owned 8,096,335 (4.7% of the class)
  Comment: Comment to 7: 8,096,335 shares, except that Data Collective IV GP, LLC ("DC IV GP"), the general partner of Data Collective IV, L.P. ("DC IV"), may be deemed to have sole power to vote these shares, and Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"), the managing members of DC IV GP, may be deemed to have shared power to vote these shares.
  
  Comment to 9: 8,096,335 shares, except that DC IV GP, the general partner of DC IV, may be deemed to have sole power to dispose of these shares, and Ocko and Bogue, the managing members of DC IV GP, may be deemed to have sole power to dispose of these shares.
  
  Comment to 13: The percentage is calculated based upon 171,891,467 shares of Class A Common Stock outstanding of Evolv Technologies Holdings, Inc. (the "Issuer"), as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025.
- Data Collective IV GP, LLC (CIK 0001664974): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 8,096,335; shared voting power 8,096,335; sole dispositive power 8,096,335; shared dispositive power 8,096,335; aggregate amount beneficially owned 8,096,335 (4.7% of the class)
  Comment: Comment to 7: 8,096,335 shares, all of which are directly owned by Data Collective IV, L.P. ("DC IV"). Data Collective IV GP, LLC ("DC IV GP"), the general partner of DC IV, may be deemed to have sole power to vote these shares, and Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"), the managing members of DC IV GP, may be deemed to have shared power to vote these shares.
  
  Comment to 9: 8,096,335 shares, all of which are directly owned by DC IV. DC IV GP, the general partner of DC IV, may be deemed to have sole power to dispose of these shares, and Ocko and Bogue, the managing members of DC IV GP, may be deemed to have shared power to dispose of these shares.
  
  Comment to 13: The percentage is calculated based upon 171,891,467 shares of Class A Common Stock outstanding of Evolv Technologies Holdings, Inc. (the "Issuer"), as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025.
- Matthew Ocko: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 8,096,335; shared voting power 8,096,335; sole dispositive power 8,096,335; shared dispositive power 8,096,335; aggregate amount beneficially owned 8,096,335 (4.7% of the class)
  Comment: Comment to 8: 8,096,335 shares, all of which are directly owned by Data Collective IV, L.P. ("DC IV"). Matthew Ocko ("Ocko") is a managing member of Data Collective IV GP, LLC ("DC IV GP"), which is the general partner of DC IV. Ocko may be deemed to have shared power to vote these shares.
  
  Comment to 10: 8,096,335 shares, all of which are directly owned by DC IV. Ocko is a managing member of DC IV GP, which is the general partner of DC IV. Ocko may be deemed to have shared power to dispose of these shares.
  
  Comment to 13: The percentage is calculated based upon 171,891,467 shares of Class A Common Stock outstanding of Evolv Technologies Holdings, Inc. (the "Issuer"), as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025.
- Zachary Bogue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 8,096,335; shared voting power 8,096,335; sole dispositive power 8,096,335; shared dispositive power 8,096,335; aggregate amount beneficially owned 8,096,335 (4.7% of the class)
  Comment: Comment to 8: 8,096,335 shares, all of which are directly owned by Data Collective IV, L.P. ("DC IV"). Zachary Bogue ("Bogue") is a managing member of Data Collective IV GP, LLC ("DC IV GP"), which is the general partner of DC IV. Bogue may be deemed to have shared power to vote these shares.
  
  Comment to 10: 8,096,335 shares, all of which are directly owned by DC IV. Bogue is a managing member of DC IV GP, which is the general partner of DC IV. Bogue may be deemed to have shared power to dispose of these shares.
  
  Comment to 13: The percentage is calculated based upon 171,891,467 shares of Class A Common Stock outstanding of Evolv Technologies Holdings, Inc. (the "Issuer"), as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Evolv Technologies Holdings, Inc.
Address of issuer's principal executive offices: 500 Totten Pond Road, 4th Floor, Waltham, Massachusetts (MA), 02451

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Data Collective IV, L.P. ("DC IV"), Data Collective IV GP, LLC ("DC IV GP"), Matthew Ocko ("Ocko") and Zachary Bogue ("Bogue"). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each of Ocko and Bogue is a managing member of DC IV GP and may be deemed to share voting, investment and dispositive power with respect to the securities held by DC IV. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, if any, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The address of the principal place of business for each of the Reporting Persons is c/o DCVC Management Co, LLC, 270 University Avenue, Palo Alto, CA 94301.
Present principal occupation or employment: The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of DC IV is to make investments in private and public companies. The principal business of DC IV GP is to serve as the general partner of DC IV. Ocko and Bogue are the managing members of each of DC IV GP.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: DC IV is a Delaware limited partnership. DC IV GP is a Delaware limited liability company. Ocko and Bogue are U.S. citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 14, 2016, DC IV purchased 14,326,647 shares of Evolv Technologies, Inc., a Delaware corporation ("Old Evolv"), Series A-1 preferred stock for a purchase price of approximately $0.28 per share and an aggregate purchase price of $3,999,999.84.

On July 10, 2018, DC IV purchased 7,118,451 shares of Old Evolv Series B preferred stock for a purchase price of approximately $0.35 per share and an aggregate purchase price of $2,499,999.99.

On June 3, 2019, DC IV purchased 1,809,373 shares of Old Evolv Series B-1 preferred stock for a purchase price of approximately $0.31 per share and an aggregate purchase price of $561,810.62.

On September 13, 2019, DC IV purchased 587,270 shares of Old Evolv Series B-1 preferred stock for a purchase price of approximately $0.31 per share and an aggregate purchase price of $182,347.59.

On October 16, 2019, DC IV purchased 2,920,238 shares of Old Evolv Series B-1 preferred stock for a purchase price of approximately $0.37 per share and an aggregate purchase price of $1,066,762.95.

On January 1, 2021, Old Evolv issued a convertible promissory note to DC IV in the principal amount of $3,000,000.00.

The "Business Combination" consisted of the merger of NHIC Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NHIC ("Merger Sub"), with and into Old Evolv, with Old Evolv surviving the merger as a wholly owned subsidiary of HEC pursuant to the terms of the Agreement and Plan of Merger, dated as of March 5, 2021, as amended on June 5, 2021 (the "Merger Agreement"), by and among NHIC, Old Evolv and Merger Sub. The above summary is qualified by reference to such description and the full text of the Merger Agreement, which is filed as Exhibits 2 and 3 to this Statement and is incorporated herein by reference.

On July 16, 2021 (the "Closing Date"), as a result of and upon the consummation of the Business Combination, each share of each series of Old Evolv's preferred stock was cancelled or assumed, as applicable and converted into the right to receive, at the election of the holders thereof, a number of shares of the Issuer's Common Stock, as adjusted pursuant to the Merger Agreement. The share numbers and prices reported above are reflected on a pre-conversion basis.

On August 16, 2023, DC IV sold 19,423 shares of Common Stock at a weighted average price of approximately $7.57 per share, or $147,079.07 in the aggregate, in open market sales. The shares were sold at prices ranging from $7.50 to $7.715. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 21, 2023, DC IV sold 73,737 shares of Common Stock at a weighted average price of approximately $6.58 per share, or $485,413.81 in the aggregate, in open market sales. The shares were sold at prices ranging from $6.51 to $6.705. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 22, 2023, DC IV sold 152,303 shares of Common Stock at a weighted average price of approximately $6.54 per share, or $996,345.86 in the aggregate, in open market sales. The shares were sold at prices ranging from $6.50 to $6.655. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 23, 2023, DC IV sold 130,948 shares of Common Stock at a weighted average price of approximately $6.50 per share, or $851,357.81 in the aggregate, in open market sales. The shares were sold at prices ranging from $6.50 to $6.55. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 24, 2023, DC IV sold 70,253 shares of Common Stock at a weighted average price of approximately $6.56 per share, or $460,754.97 in the aggregate, in open market sales. The shares were sold at prices ranging from $6.50 to $6.60. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 29, 2023, DC IV sold 143,143 shares of Common Stock at a weighted average price of approximately $6.56 per share, or $939,105.50 in the aggregate, in open market sales. The shares were sold at prices ranging from $6.50 to $6.6714. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 30, 2023, DC IV sold 10,193 shares of Common Stock at a weighted average price of approximately $6.50 per share, or $66,254.55 in the aggregate, in open market sales. The shares were sold at prices ranging from $6.50 to $6.505. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 31, 2023, DC IV sold 200,000 shares of Common Stock at a weighted average price of approximately $6.77 per share, or $1,353,651.65 in the aggregate, in open market sales. The shares were sold at prices ranging from $6.59 to $6.8772. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On September 1, 2023, DC IV sold 120,000 shares of Common Stock at a weighted average price of approximately $6.96 per share, or $834,753.34 in the aggregate, in open market sales. The shares were sold at prices ranging from $6.87 to $7.0136. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 11, 2025, DC IV sold 130,523 shares of Common Stock at a weighted average price of approximately $7.31 per share, or $954,616.57 in the aggregate, in open market sales. The shares were sold at prices ranging from $7.30 to $7.38. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 12, 2025, DC IV sold 171,198 shares of Common Stock at a weighted average price of approximately $7.42 per share, or $1,269,491.72 in the aggregate, in open market sales. The shares were sold at prices ranging from $7.30 to $7.515. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 13, 2025, DC IV sold 379,560 shares of Common Stock at a weighted average price of approximately $7.41 per share, or $2,813,163.98 in the aggregate, in open market sales. The shares were sold at prices ranging from $7.265 to $7.5252. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 15, 2025, DC IV sold 98,242 shares of Common Stock at a weighted average price of approximately $8.18 per share, or $804,012.53 in the aggregate, in open market sales. The shares were sold at prices ranging from $8.005 to $8.535. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On August 18, 2025, DC IV sold 805,423 shares of Common Stock at a weighted average price of approximately $8.09 per share, or $6,516,113.70 in the aggregate, in open market sales. The shares were sold at prices ranging from $8.000 to $8.255. DC IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

The source of the funds for all purchases and acquisitions by DC IV was from working capital.

No part of the purchase price was borrowed by DC IV for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to the terms of the Merger Agreement, DC IV's (i) 14,326,647 shares of Old Evolv's Series A-1 Preferred Stock, (ii) 7,118,451 shares of Old Evolv's Series B Preferred Stock, (iii) 5,316,881 shares of Old Evolv's Series B-1 Preferred Stock and (iv) a convertible promissory note in the principal amount of $3,000,000.00 converted into 10,601,281 shares, in the aggregate, of the Issuer's Common Stock.

Subject to the Registration Rights Agreement (as defined in Item 6 below), the Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and Item 13 of the cover pages of this Statement and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and Item 13 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of DC IV and the limited liability company agreement of DC IV GP, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer's securities as of August 14, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On July 16, 2021, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer, NewHold Industrial Technology Holdings LLC, a Delaware limited liability company (the "Sponsor"), certain stockholders of NHIC and certain former stockholders of Old Evolv, including DC IV (the "Old Evolv Holders"), entered into the Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Issuer's common stock and other equity securities. that are held by the parties thereto from time to time. The Registration Rights Agreement provides for, among other things, registration rights, including, among other things, customary demand, shelf and piggy-back rights, subject to certain restrictions, and customary cut-back provisions with respect to the shares of the Issuer's common stock or warrants to purchase shares of the Issuer's common stock held by the Old Evolv Holders following the Closing. In connection with the execution of the Registration Rights Agreement, certain stockholders of Old Evolv, including DC IV, agreed to be bound by the transfers restrictions on its lock-up shares during the period of 180 days after the Closing Date, in each case, subject to limited exceptions. The terms and provisions of the Registration Rights Agreement are described more fully in the Issuer's Form 8-K as filed with the SEC on July 22, 2021 (File No. 001-39417), and the above summary is qualified by reference to such description and the full text of the Registration Rights Agreement, which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT 1 Agreement of Joint Filing.

EXHIBIT 2 Agreement and Plan of Merger, dated as of March 5, 2021, by and among NHIC, the Merger Sub and Old Evolv (filed as Exhibit 2.1 to the Issuer's Form 8-K as filed with the SEC on July 22, 2021 (File No. 001-39417) and incorporated herein by reference).

EXHIBIT 3 First Amendment to Agreement and Plan of Merger, dated as of June 5, 2021, by and among NHIC, the Merger Sub and Old Evolv (filed as Exhibit 2.2 to the Issuer's Form 8-K as filed with the SEC on July 22, 2021 (File No. 001-39417) and incorporated herein by reference).

EXHIBIT 4 Amended and Restated Registration Rights Agreement, dated July 16, 2021, by and among the Issuer, the Sponsor and the Old Evolv Holders (filed as Exhibit 10.2 to the Issuer's Form 8-K as filed with the SEC on July 22, 2021 (File No. 001-39417) and incorporated herein by reference).

## Signatures
- Data Collective IV, L.P.: /s/ Matthew Ocko, Data Collective IV GP, LLC/General Partner Matthew Ocko/Managing Member (08/21/2025)
- Data Collective IV GP, LLC: /s/ Matthew Ocko, Matthew Ocko/Managing Member (08/21/2025)
- Matthew Ocko: /s/ Matthew Ocko, Matthew Ocko (08/21/2025)
- Zachary Bogue: /s/ Zachary Bogue, Zachary Bogue (08/21/2025)